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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

Under the Securities Exchange Act of 1934
(Amendment No. )*

Colombia Goldfields Ltd.

(Name of Issuer)

COMMON STOCK, $0.00001 PAR VALUE

(Title of Class of Securities)

81371R100

(CUSIP Number)

The Free Market Fund, L.P.

JULY 5, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP No. 81371R100			Page 2 of 7 Pages

1.	Name of Reporting Person: The Free Market Fund, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: PN

13G
CUSIP No. 81371R100			Page 3 of 7 Pages

1.	Name of Reporting Person: Scotia Capital Management Services, Inc. n/k/a Yang Capital Management, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: OO

13G
CUSIP No. 81371R100			Page 4 of 7 Pages

1.	Name of Reporting Person: Anthony Wile		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: IN

CUSIP NO. 81371R100	13G	Page 5 of 7 pages

ITEM 1(a). NAME OF ISSUER: Colombia Goldfields Ltd. (“Issuer”)

ITEM 1(b). ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

816 Feace Portal Drive PNB 55
Blaine, Washington 98230

ITEM 2(a). NAME OF PERSON FILING: The Free Market Fund, L.P.

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE:

2901 Clint Moore Road, #407
Boca Raton, Florida 33496

ITEM 2(c). CITIZENSHIP:

The Free Market Fund, L.P. –- Organized in the State of Florida

Scotia Capital Management Services, Inc. — Organized in the State of Florida
n/k/a Yang Capital Management, Inc.

Anthony Wile –- Canada

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.00001 per share (the “Common Stock”).

ITEM 2(e). CUSIP NUMBER: 81371R100

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b),OR 13D-2(b)
                OR (c), CHECK WHETHER THE PERSON FILING IS A:     N/A

IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(c), CHECK THIS BOX. ☒

CUSIP NO. 81371R100	13G	Page 6 of 7 pages

ITEM 4. OWNERSHIP.

The Free Market Fund, L.P. is a private investment fund. Scotia Capital Management Services, Inc., n/k/a Yang Capital Management, Inc. is the general partner of The Free Market Fund, L.P. Anthony Wile and owns and controls Scotia Capital Management Services, Inc., n/k/a Yang Capital Management, Inc.

(a) Amount beneficially owned:

0 shares of Common Stock

(b) Percent of Class:

Approximately 0% as of the date of filing this statement.

(c) Number of shares as to which such persons have:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

0

See Item 4(a) above.

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

0

See Item 4(a) above.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following ☒ ..

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

CUSIP NO. 81371R100	13G	Page 7 of 7 pages

The Free Market Fund, L.P. has granted to Scotia Capital Management Services, Inc., n/k/a Yang Capital Management, Inc. as general manager, the sole power to manage the fund.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
               REPORTED ON BY THE PARENT HOLDING COMPANY.

N/A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

N/A

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

N/A

ITEM 10. CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE FREE MARKET FUND, L.P.
By:	Scotia Capital Management Services, Inc.
n/k/a Yang Capital Management, Inc.
By: its general partner

Dated: July 19, 2005	By:	/s/ Anthony Wile
Anthony Wile, President

SCOTIA CAPITAL MANAGEMENT SERVICES, INC. n/k/a Yang Capital Management, Inc.
Dated: July 19, 2005	By:	/s/ Anthony Wile
Anthony Wile, President

Dated: July 19, 2005	By:	/s/ Anthony Wile
Anthony Wile

EXHIBIT A

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is used in the Schedule 13G/A referred to below) on behalf of each of them of a statement on Schedule 13G/A (including amendments thereto) with respect to the Common Stock, par value $.00001 per share, of Colombia Goldfields Ltd. and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 19th day of July, 2005.

THE FREE MARKET FUND, L.P.
By:	Scotia Capital Management Services, Inc.
n/k/a Yang Capital Management, Inc.
By: its general partner

Dated: July 19, 2005	By:	/s/ Anthony Wile
Anthony Wile, President

SCOTIA CAPITAL MANAGEMENT SERVICES, INC. n/k/a Yang Capital Management, Inc.
Dated: July 19, 2005	By:	/s/ Anthony Wile
Anthony Wile, President

Dated: July 19, 2005	By:	/s/ Anthony Wile
Anthony Wile